

February 3, 2011

VIA U.S. Mail and Facsimile

Thomas S. Bianco
Chief Financial Officer
3700B Tachevah Road, Suite 117
Palm Springs, CA 92262

> **Re:** **Attune RTD**
> **Item 4.01 Form 8-K**
> **Filed January 19, 2011**
> **File No. 1-12497**

Dear Mr. Bianco:

We have reviewed your response dated January 22, 2011 and related filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K dated January 14, 2011

1. We reference your response to our comment letter dated January 19, 2011 that Salberg & Company, P.A. refuses to provide an Exhibit 16 letter to the SEC, as required by Item 304(a)(3) of Regulation S-K. Please file an amendment to your Item 4.01 Form 8-K stating that the predecessor auditor refuses to furnish a letter stating whether he or she agrees with the registrant's disclosures regarding the termination.

If you have any questions, please call Kristin Lochhead, Staff Accountant at (202) 551-3664 or me at (202) 551-3676. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief